FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
______________
(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Notice to Stock Exchange - All Stock Exchanges
Notice to Stock Exchange - Board meeting
Press Release
Notice to Stock Exchange - Grant of Options
Press Release
Notice to Stock Exchanges - Board Resolution
Audited Financial Results
FY 03 Financial Performance Review
Signatures

(1)	Notice to Stock Exchange, “Disclosure of Shareholding,” May 5, 2003.

(2)	Notice to Stock Exchange, “Board meeting on May 30, 2003,” May 7, 2003.

(3)	Press Release, “Dr. Reddy’s announces ANDA filing for Ondansetron HCl Tablets, Equivalent to 16 mg Base,” May 8, 2003.

(4)	Notice to Stock Exchange, “Grant of Options under Dr. Reddy’s Employees Stock Option Scheme, 2002,” May 13, 2002.

(5)	Press Release, “Dr. Reddy’s revenue at Rs.18070 million; Net income at Rs.3532 million,” May 31, 2003.

(6)	Notice to Stock Exchanges, “Board Resolutions of May 30, 2003,” May 31, 2003.

(7)	Dr. Reddy’s Laboratories Limited Audited Financial Results for the Year Ended March 31, 2003.

(8)	Dr. Reddy’s Laboratories Ltd. FY 03 Financial Performance Review.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

May 5, 2003

All Stock Exchanges

Sub: Disclosure of shareholding

Dear Sir,

Pursuant to Sub Regulation (3) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997, we hereby intimate you that Fidelity Investments has acquired 43,709 shares in the Company which taken together with the shares and voting rights held by it, would entitle it to more than 5% shares or voting rights in the Company.

Fidelity Investments has informed the Company vide its letter dated April 29, 2003 that their shareholding in the Company taken together with the ADRs is 3,834,757 which is equivalent to 5.01% of the paid up capital of the Company. The letter received from Fidelity Investments is enclosed.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.
/s/ Santosh Kumar Nair
Santosh Kumar Nair
Company Secretary

cc
Jule Finocchio
Compliance Specialist
Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

May 7, 2003
The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange
National Stock Exchange

Sub: Notice of the Board meeting under Clause 41 of the Listing Agreement

Dear Sir,

The Board of Directors of the Company is scheduled to meet on May 30, 2003 at New York, the United States of America to, inter alia, discuss and take on record the audited financial results of the Company for the year ended March 31, 2003.

The Board will also consider declaration of Dividend for the year 2002-2003 at this meeting.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.
/s/ Santosh Kumar Nair
Santosh Kumar Nair
Company Secretary

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s announces ANDA filing for Ondansetron HCl Tablets, Equivalent to 16 mg Base

Hyderabad, India, May 8 2003:

Dr. Reddy’s Laboratories (NYSE:RDY) today announced that the Company had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for Ondansetron Hydrochloride tablets, equivalent to 16 mg base, with a Paragraph IV certification on the four Orange Book patents. The 16 mg dose is not currently marketed by GlaxoSmithKline.

Dr. Reddy’s notified GlaxoSmithKline, upon which the latter filed a lawsuit against the Company in the United States District Court for the District of New Jersey alleging patent infringement on three of the four Orange Book patents as well as a process patent not listed in the Orange Book.

Ondansetron HCl is the generic version of GlaxoSmithKline’s Zofran. The branded product is indicated for the prevention of postoperative nausea and vomiting, cancer chemotherapy induced nausea and vomiting and radiotherapy induced nausea and vomiting. The brand has annual sales in the United States of approximately $900 million for all dosage forms and strengths (Source: IMS 2002).

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or
Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511600.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880 X211 Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

The Secretary/The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Sub: Grant of Options under Dr. Reddy’s Employees Stock Option Scheme, 2002.

Pursuant to clause 25 of the listing agreement, we hereby intimate you that the company has granted 369,300 stock options to the employees of the company through a circular resolution of the Compensation Committee of board of directors passed on May 13, 2003. The shares covered by such options are 369,300.

The options have been granted at a price of Rs.883.00 per option, which is equivalent to weighted average share price of the company of last 30 days on BSE.

The options may be exercised in a phased manner after a vesting period of 12 months but before completion of five years from the date of vesting.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.
/s/ Santosh Kumar Nair
Santosh Kumar Nair
Company Secretary

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s revenue at Rs.18070 million;
Net income at Rs.3532 million

New Jersey, US, May 30, 2003 & Hyderabad, India, May 31, 2003: Dr. Reddy’s Laboratories Ltd. today announced its audited financial results for the financial year ended March 31, 2003.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current financial year financial discussions below are on a consolidated basis as per the US GAAP.

3.	Current financial year consolidated US GAAP financials are not comparable with earlier standalone Indian GAAP releases of the company.

4.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Audited US GAAP Financials for the financial year ended March 31, 2003
[All figures in Indian Rupees (INR) million except EPS. All dollar figures based on convenience translation rate of 1USD = Rs.47.53]

	FY03			FY02
			as			as	Growth
Particulars	US $	INR	a%	US $	INR	a%	%

Total Revenue	380	18070	100	350	16623	100	9
Cost of revenues	165	7839	43	145	6869	41	14
Gross profit	215	10231	57	205	9754	59	5
Total operating expenses	145	6885	38	99	4688	28	47
Operating income	70	3346	19	107	5066	30	(34)
Equity in loss of affiliates	2	92	1	3	131	1	(29)
Other expenses/(income) net	(14)	(683)	(4)	(3)	(154)	(1)	342

	FY03			FY02
			as			as	Growth
Particulars	US $	INR	a%	US $	INR	a%	%

Income before income taxes and minority interest	83	3937	22	107	5090	31	(23)
Income tax (benefit)/expense	8	398	2	3	154	1	159
Net income	74	3532	20	104	4921	30	(28)
DEPS	0.97	46.16		1.36	64.62

Key highlights

•	Total Revenue at Rs.18070 million, an increase of 9% from the previous fiscal.

•	Net Income at Rs.3532 million for this fiscal as against Rs.4921 million in FY 02.

•	Revenues outside of India at Rs.11581 million compared to Rs.10571 million in the previous financial year. A Year on Year (YoY) growth of 10%.

•	Revenues from North America at Rs.5853 million as against Rs.6037 million in FY02, a marginal decline of 3%. APIs grew by 54% in this market. In Generics, contribution from generic tizanidine, launched in the US in July 2002, offset the decline in revenues from fluoxetine, post expiry of one-time marketing exclusivity in January 2002.

•	Revenues from Europe at Rs.1401 million as against Rs.781 million in FY02; a YoY growth of 79%. Growth primarily driven by the acquisition of BMS and Meridian in the UK, presently known as Dr. Reddy’s Laboratories (EU) Limited and Dr. Reddy’s Laboratories (UK) Limited respectively. Combined revenues at Rs.759 million in FY03.

•	Revenues from Russia at Rs.1676 million as against Rs.1312 million in FY02. A YoY growth of 28% driven by growth in key brands — Omez, Enam, Ciprolet & Ketorol.

Active Pharmaceutical Ingredients (APIs)

•	Revenues at Rs.6341 million as against Rs.5237 million in FY02, a growth of 21%.

•	Revenues outside of India at Rs.4592 million as against Rs.3589 million in FY02. A YoY growth of 28%.

•	Revenues from North America at Rs.2398 million. North America’s contribution to the API segment increased from 30% in FY02 to 38% this financial year. Revenues grew by 54% driven by Nizatidine, which contributed Rs.563 million.

•	Revenues from India at Rs.1749 million as against Rs.1648 million in FY02. A YoY growth of 6%, led by volume growth in key products.

•	The Company filed 14 US Drug Master Files (DMFs) during this financial year taking the total DMF filings to 40.

Branded Formulations highlights

•	Revenues at Rs.6860 million as against Rs.6035 million in FY02.

Branded Formulations – India

•	Revenues at Rs.4303 million, an increase of 8% over FY02.

•	As per March ORG MARG, the Company grew at a MAT of 16.3% as against the industry average of 5.7%.

          Branded Formulations – International

•	Revenues at Rs.2557 million, an increase of 25% over FY02. The growth was primarily driven by the good performance in the CIS markets.

•	Revenues from Russia at Rs.1662 million as against Rs.1312 million in FY02. A YoY growth of 27% driven by growth in key brands – Omez, Enam, Ciprolet & Ketorol.

•	Revenues from other CIS markets at Rs.430 million as against Rs.307 million in FY02, a YoY growth of 40%.

Generics highlights

•	Revenues in this segment at Rs.4284 million as against Rs.4527 million in FY02.

•	Revenues from North America at Rs.3445 million. North America contributed 80% to the total revenues in this segment.

•	Revenues from Europe at Rs.814 million as against Rs.12 million in FY02. Europe contributed 19% to the total revenues in this segment. Growth in Europe primarily driven by the acquisition of BMS and Meridian in the UK, presently known as Dr. Reddy’s Laboratories (EU) Limited and Dr. Reddy’s Laboratories (UK) Limited respectively. Combined revenues at Rs.759 million in FY03.

•	Fluoxetine capsules 40mg revenues at Rs.1896 million compared to Rs.3664 million in FY02, which included one-time marketing exclusivity revenues.

•	Tizanidine tablets 2 & 4 mg, launched in the US in July 2002, contributed Rs.778 million to the revenues in North America.

•	Omeprazole capsules launched in UK in October 2002, was the key contributor to revenues from Europe in this segment, with revenues of Rs.283 million for FY03.

•	During the year, the Company filed 14 Abbreviated New Drug Applications (ANDAs) including 3 pending acceptance by the USFDA. Of the 14 filings, 10 were Para IV certifications. This takes the total ANDA filings to 34. Currently, there are 23 ANDA filings pending approval with the United States Food and Drug Administration (USFDA).

Other Businesses’ highlights

•	Revenues in the diagnostics, critical care & biotechnology segments at Rs.428 million.

•	Revenues in the Custom Chemical Services (CCS) business declined to Rs.69 million from Rs.175 million in FY02.

Income Statement highlights

•	Gross Margins on total revenues at 57% driven by improved business mix. This compares with gross margins of 59% in FY02 driven by fluoxetine one-time marketing exclusivity revenues.

•	R&D expenditure increased by 85% to Rs.1375 million this fiscal from Rs.742 million in FY02. As a percentage, R&D expenditure is at 7.6% of total revenues as against 4.5% in FY02. The increase in R&D expenditure is primarily on account of higher number of bio-studies in the Generics business, higher development activity in APIs and CCS.

•	Selling, General & Administration (SG&A) expenses increased by Rs.1352 million to Rs.5020 million this fiscal. As a percentage, SG&A expenses is at 28% of total revenues compared to 22% in FY02. This increase is primarily on account of increase in legal & professional charges, increase in manpower cost and increase in marketing expenses.

•	The cash and cash equivalents increased to Rs.7273 million as on March 31, 2003 from Rs.5109 million as on March 31, 2002.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Audited financial results for the financial year ended March 31, 2003 as required under Clause 41 of the listing agreement.

•	Recommendation of a dividend of Rs.5 on each equity share of Rs.5.

•	The 19th Annual General Meeting of the Company will be held on August 25, 2003.

•	Merger of Zenovus Biotech Limited, a wholly owned subsidiary of the Company, with Dr. Reddy’s.

•	Closure of operations of the Diagnostics business of the Company.

•	Recommendation of delisting of shares of the Company from the Hyderabad Stock Exchange, the Ahmedabad Stock Exchange, the Kolkatta Stock Exchange and the Madras Stock Exchange.

--end--

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

May 31, 2003

The Secretary/The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
National Stock Exchange

The Board of the company in its meeting held on May 30, 2003 at New York, USA have declared the financial results of the Company. We are enclosing herewith the following:

1.     Audited financial results of the company for the financial year 2002-03.

2.     Summarized financial results of the company for the financial year 2002 - 03 under USGAAP.

3.     Press Release on “Dr. Reddy’s revenue at Rs.18070 million; Net income at Rs.3532 million”.

The Board also took the following decisions at this meeting:

1.     Recommendation of a dividend of Rs.5 on each equity share of Rs.5.

2.     The 19th Annual General Meeting of the Company will be held on August 25, 2003.

3.     Merger of Zenovus Biotech Limited, a wholly owned subsidiary of the Company, with Dr. Reddy’s.

4.     Closure of operations of the Diagnostics business of the Company.

5.     Recommendation of delisting of shares of the Company from the Hyderabad Stock Exchange, the Ahmedabad Stock Exchange, the Kolkata Stock Exchange and the Madras Stock Exchange.

Please also note that Dr. A. Venkateswarlu, Director of the Company, has decided not to seek re-appointment at the ensuing Annual General Meeting.

Kindly take the above information on record.

Thanking you,

Yours faithfully
for Dr. Reddy’s Laboratories Ltd.
/s/ Girish Tekchandani
Girish Tekchandani
Asst. Company Secretary

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED
AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003

			All amounts in Indian Rupees lakhs, except share data

			9 months ended	Quarter ended		Year ended	Year ended

			31.12.2002	31.03.2003	31.03.2002	31.03.2003	31.03.2002
Sl No.		PARTICULARS	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)

1		Net Sales / Income from Operations (including Excise Duty)	118,159	41,674	41,004	159,833	160,010
2		Other Income	5,276	1,393	1,392	6,669	5,153
3		Total Income (1 + 2)	123,435	43,067	42,396	166,502	165,163
4		Total Expenditure	87,245	29,713	29,536	116,958	112,027
	a	(Increase)/Decrease in stock	(2,261)	(103)	3,220	(2,364)	(1,101)
	b	Material consumed	40,857	9,285	8,882	50,142	43,997
	c	Excise duty	6,840	1,632	2,084	8,472	7,897
	d	Research and development expenses	8,551	4,835	3,791	13,386	9,803
	e	Personnel costs	8,467	3,641	2,969	12,108	10,059
	f	Selling expenses	11,649	3,884	3,601	15,533	13,438
	g	Deferred revenue expenditure written-off	—	—	—	—	9,314
	h	Provision for decline in long-term investments	—	514	656	514	2,174
	I	Other expenditure	13,142	6,025	4,333	19,167	16,446
5		Profit Before Interest, Depreciation, Amortisation, Tax (3 - 4)	36,190	13,354	12,860	49,544	53,136
6		Interest	295	50	405	345	1,090
7		Profit After Interest but Before Depreciation, Amortisation, Tax (5 - 6)	35,895	13,304	12,455	49,199	52,046
8		Depreciation & Amortisation of Brand Acquisition Cost	4,444	1,639	1,379	6,083	4,969
9		Provision for Taxation	4,194	(172)	706	4,022	3,952
10		Deferred Tax Expense/(Benefit)	7	(122)	252	(115)	(2,840)
11		Net Profit (7 - 8 - 9 - 10)	27,250	11,959	10,118	39,209	45,965
12		Paid - up Equity Share Capital (Face value Rs.5/- each)	3,826	3,826	3,826	3,826	3,826
13		Reserves (Excluding Revaluation Reserve)				177,356	141,973
14		Aggregate of Non-Promoter share holding
		-Number of Shares (Face value Rs.5/- each)	56,607,324	56,604,824	56,634,748	56,604,824	56,634,748
		-Percentage of share holding	73.98	73.98	74.02	73.98	74.02
15		Earnings per share for the period (in Rupees) per Rs.5/- share
		Basic	35.61	15.63	13.30	51.24	60.41
		Diluted	35.61	15.63	13.30	51.24	60.41
			(Not Annualised )	(Not Annualised )	(Not Annualised )

SEGMENT WISE REVENUE, RESULTS & CAPITAL EMPLOYED

		All amounts in Indian Rupees lakhs, except share data

		9 months ended	Quarter ended		Year ended	Year ended

		31.12.2002	31.3.2003	31.3.2002	31.3.2003	31.03.2002
Sl. No.	PARTICULARS	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)

	Segment wise Revenue, Results and Capital Employed:
1	Segment Revenue :
	a) Active Pharmaceutical Ingredients and Intermediates	51,641	12,895	17,011	64,536	59,518
	b) Formulations	54,122	16,853	15,909	70,975	62,937
	c) Generics	19,314	13,229	8,319	32,543	41,410
	d) Diagnostics, Critical Care and Biotechnology	3,199	792	1,112	3,991	4,245
	e) Drug Discovery	—	—	—	—	3,436
	Total	128,276	43,769	42,351	172,045	171,546
	Less: Inter segment revenue	7,737	1,872	1,897	9,609	10,463
	Add : Other unallocable Income	2,896	1,170	1,942	4,066	4,080
	Total Income	123,435	43,067	42,396	166,502	165,163
2	Segment Results :
	Profit/(loss) before tax and interest from each segment
	a) Active Pharmaceutical Ingredients and Intermediates	9,059	1,940	3,373	10,999	8,066
	b) Formulations	17,506	5,120	4,526	22,626	21,821
	c) Generics	10,512	8,451	6,647	18,963	34,024
	d) Diagnostics, Critical Care and Biotechnology	261	(596)	(287)	(335)	(63)
	e) Drug Discovery	(3,802)	(1,396)	(1,764)	(5,198)	(1,756)
	Total	33,536	13,519	12,495	47,055	62,092
	Less: (i) Interest	295	50	405	345	1,090
	(ii) Other un-allocable Expenditure/(Income)	1,790	1,804	1,014	3,594	13,925
	Total Profit before tax	31,451	11,665	11,076	43,116	47,077
3	Capital Employed:
	a) Active Pharmaceutical Ingredients and Intermediates	40,275	40,254	42,657	40,254	42,657
	b) Formulations	30,391	29,911	30,179	29,911	30,179
	c) Generics	17,661	25,485	18,866	25,485	18,866
	d) Diagnostics, Critical Care and Biotechnology	4,706	4,089	4,663	4,089	4,663
	e) Drug Discovery	938	662	322	662	322
	f) Others	83,435	80,781	53,015	80,781	53,015
	Total	177,406	181,182	149,702	181,182	149,702

Notes:

1	In terms of the Accounting Standard (AS) 17- Segment Reporting issued by the Institute of Chartered Accountants of India (ICAI), the revenue, results and capital employed have been given business segment wise. Although certain assets and liabilities of the Company were used / contracted interchangeably, the Company has classified them to the segments to the extent that are identified and the balance of assets and liabilities were considered as others.

2	Revenue for the quarter and year ended March 31, 2003 includes Rs.4,291 lakhs, Rs. 11,863 lakhs respectively (Quarter and year ended March 31,2002 Rs.6,536 lakhs, Rs.32,857 lakhs respectively) from sale of Fluoxetine Finished 40 mg Dosages in US.

3	Income from licence fees which is a part of income from operations for the current periods is Nil. (year ended March 31, 2002 : Rs.3436 lakhs).

4	Directors have recommended dividend of Rs. 5/- per share subject to approval of shareholders.

5	On April 11, 2002, the Company acquired the entire share capital of Dr. Reddy’s Laboratories (EU) Ltd. (formerly BMS Laboratories Ltd.) and its consolidated subsidiary, Dr. Reddy’s Laboratories (UK) Ltd. (formerly Meridian Healthcare Ltd.), for a total consideration of Rs.644,413,000 (GBP 9.16 Mn.).

6	The figures for the previous periods have been re-grouped, wherever necessary.

7	The above results have been taken on record by the Board of Directors of the Company at its meeting held on May 30, 2003.

For Dr. Reddy’s Laboratories Limited
/s/ Satish Reddy
Satish Reddy
Managing Director & Chief Operating Officer

Place: New York, USA
Date: May 30, 2003

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Laboratories Ltd.
NYSE:RDY
FY 03 Financial Performance Review

FY 03 USGAAP

Financial Snapshot	02
Revenue Mix	03
Active Pharmaceutical Ingredients	04
Generic Formulations	04
Branded Formulations	05
Other Businesses	06
P&L Highlights	07

Q4 FY 03 USGAAP

Financial Snapshot	08
Revenue Mix	08
P&L Highlights	09

All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 47.53

AUDITED INCOME STATEMENT

	FY03			FY02

Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %

Net Product Revenues	380	18,070	100	345	16,409	99	10
License Fees	0	0	0	3	125	1	(100)
Services	0	0	0	2	89	0	(100)
Total Revenues	380	18,070	100	350	16,623	100	9
Cost of revenues	165	7,839	43	145	6,869	41	14
Gross profit	215	10,231	57	205	9,754	59	5
Selling, General & Administrative Expenses	106	5,020	28	77	3,668	22	37
R&D Expenses	29	1,375	8	16	742	4	85
Amortization Expenses	9	419	2	10	488	3	(14)
Forex loss/ (gains)	1	70	0	(4)	(209)	(1)	(134)
Total operating expenses	145	6,885	38	99	4,688	28	47
Operating income	70	3,346	19	107	5,066	30	(34)
Equity in loss of affiliates	2	92	1	3	131	1	(29)
Other expenses/(income) net	(14)	(683)	(4)	(3)	(154)	(1)	342
Income before income taxes and minority interest	83	3,937	22	107	5,090	31	(23)
Income tax (benefit)/expense	8	398	2	3	154	1	159
Minority interest	0	7	0	0	15	0	(55)
Net income	74	3,532	20	104	4,921	30	(28)
DEPS	0.97	46.16		1.36	64.62
Exchange rate	47.53			47.53
Key Balance Sheet Items
Cash and cash equivalents	153	7,273		107	5,109
Accounts receivable, net of allowances	76	3,620		80	3,812
Inventories	59	2,781		46	2,194
Property, plant and equipment, net	102	4,830		80	3,799

Revenue Mix by Segment	(Figures in million)

	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
	$	INR	%	$	INR	%	%

APIs	133	6,341	35	110	5,237	31	21
India	36	1,749	28	35	1,648	31	6
International	97	4,592	72	75	3,589	69	28
Branded Formulations	144	6,860	38	127	6,035	36	14
India	90	4,303	63	84	3,993	66	8
International	54	2,557	37	43	2,042	34	25
Generics	90	4,284	24	95	4,527	27	(5)
Emerging Business	9	428	2	9	429	3	0
Custom Chemical Business	2	69	0	4	175	1	(61)
Drug Discovery	0	0	0	3	125	1	(100)
Others	2	88	0	2	95	1	(7)

Total	380	18,070	100	350	16,623	100	9

Revenue Mix by Geography	(Figures in million)

	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
	$	INR	%	$	INR	%	%

India	137	6,489	36	127	6,052	36	7
North America	123	5,853	32	127	6,037	36	(3)
Russia	35	1,676	9	28	1,312	8	28
Europe	29	1,401	8	16	781	5	79
Others	56	2,651	15	52	2,441	15	9

TOTAL	380	18,070	100	350	16,623	100	9

Business Highlights

•	Revenues at Rs 18 billion as against Rs 17 billion in FY02. YoY growth of 9%.

•	Fluoxetine capsules 40mg revenues at Rs 1.9 billion as against Rs 3.7 billion in FY 02, which included one-time marketing exclusivity revenues. Adjusting for fluoxetine in both the years, growth in overall revenues at 25% over FY02.

•	Revenues outside India at Rs 11.6 billion as against Rs 10.6 billion in FY02. YoY growth of 10%.

•	Revenues in North America at Rs 5.8 billion as against Rs 6 billion in FY02, a marginal decline of 3%. Growth in APIs by 54% and contribution from generic Tizanidine launched in July 2002 offset the decline in revenues from fluoxetine, post expiry of one-time marketing exclusivity in January 2002.

•	Revenues in Europe at Rs 1.4 billion as against Rs 781 million in FY02; YoY growth of 79%. This growth has been primarily driven by the acquisition of BMS and Meridian in the UK, presently known as DRL, EU and DRL, UK respectively. Combined revenues were at Rs 759 million in FY03.

•	Revenues in Russia at 1.7 billion as against Rs 1.3 billion in FY02. YoY growth of 28% driven by growth in key products of Omez, Enam, Cipro & Keterol.

Active Pharmaceutical Ingredients (APIs)

•	Revenues at Rs 6.3 billion as against Rs 5.2 billion in FY02. YoY growth of 21%.

•	Revenues outside India at Rs 4.6 billion as against Rs 3.6 billion in FY02. YoY growth of 28%; Contributes 72% to the segment’s revenues as against 69% in FY02.

•	North America contributed 38% of total revenues as against 30% in FY02. Revenues grew by 54% driven by Nizatidine, which contributed Rs 563 million in revenues.

•	The Company filed 14 US DMFs during the year taking the total filings to 40.

•	Revenues in India at Rs 1.7 billion as against Rs 1.6 billion in FY02. YoY growth of 6% led by volume growth in key products.

API - Geographic Mix	(Figures in million)

	FY03,	FY03,	As a	FY02,	FY02,	as a	Growth
	$	INR	%	$	INR	%	%

North America	50	2,398	38	33	1,560	30	54
India	37	1,749	28	35	1,648	31	6
Europe	10	466	7	8	405	8	15
ROW	36	1,728	27	34	1,624	31	6

TOTAL	133	6,341	100	110	5,237	100	21

Generic Formulations

•	Revenues in this segment at Rs 4.3 billion as against Rs 4.5 billion in FY02.

•	North America contributed 80% to the total revenues and Europe contributed 19%.

•	Fluoxetine capsules 40mg revenues at Rs 1.9 billion as against Rs 3.7 billion in FY 02, which included one-time marketing exclusivity revenues.

•	Tizanidine tablets 2 & 4 mg, launched in the US in July 2002, contributed Rs 778 million to the revenues in North America.

•	Revenues in Europe at Rs 814 million as against Rs 12 million in FY02. This growth has been primarily driven by our acquisition of BMS and Meridian in the UK, presently known as DRL, EU and DRL, UK respectively. Combined revenues were at Rs 759 million in FY03.

•	Omeprazole capsules launched in UK in October 2002, was the key contributor, with revenues of Rs 283 million for FY03.

•	During the year, the Company filed 14 ANDAs of which 3 are pending acceptance by the FDA. Of the 14 filings, 10 are Para IV certifications. This takes the total ANDAs pending at the USFDA to 23.

Branded Formulations - International

•	Revenues at Rs 2.6 billion, an increase of 25% over FY02. The growth was primarily driven by the performance of the CIS markets.

•	Revenues in Russia at 1.7 billion as against Rs 1.3 billion in FY02. YoY growth of 27% driven by growth in key products of Omez, Enam, Cipro & Keterol.

•	Revenues in other CIS markets at Rs 430 million as against Rs 307 million in FY02. YoY growth of 40% with growth coming in from all markets.

Geographic Mix	(Figures in million)

	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
Country	$	INR	%	$	INR	%	%

Russia	35	1,662	65	28	1,312	64	27
Ukraine	3	157	6	2	111	5	42
Kazakhstan	3	145	6	2	96	5	52
Belarus	2	107	4	1	63	3	71
Vietnam	1	62	2	1	67	3	(7)
Others	9	424	17	8	394	20	7

Total	54	2,557	100	43	2,042	100	25

Branded Formulations - India

•	Revenues at Rs 4.3 billion, an increase of 8% over FY02. The growth has been lower than expected primarily on account of an overall decline in industry growth rate and lower off-take by trade following uncertainty over introduction of Value Added Tax system announced by the Government of India in the month of March.

•	As per March ORG MARG, the Company grew at a MAT of 16.3% as against the industry average of 5.7%.

Revenues by Therapies					(Figures in million)

Therapeutic	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
Segment	$	INR	%	$	INR	%	%

Gastro Intestinal	17	778	18	15	735	18	6
Pain Management	17	818	19	16	781	20	5
Cardiovascular	15	706	16	14	642	16	10
Anti Infectives	10	491	11	10	496	12	(1)
Natural	11	527	12	12	561	14	(6)
Women’s Health Care	5	208	5	5	214	5	(3)
Diabetic Care	3	162	4	3	146	4	11
Dermatology	3	157	4	3	125	3	26
Specialty	7	326	8	6	270	7	21
Dental	3	131	3	0	23	1	464

Total	91	4,303	100	84	3,993	100	8

Revenues by Key brands					(Figures in million)

	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
Brand	$	INR	%	$	INR	%	%

Nise	14	655	15	12	585	15	12
Omez	10	467	11	10	461	12	1
Stamlo	5	254	6	5	243	6	4
Ciprolet	4	169	4	5	218	5	(22)
Stamlo Beta	3	154	4	3	128	3	20
Enam	3	145	3	3	142	4	2
Antoxid	2	100	2	2	109	3	(9)

	FY03,	FY03,	as a	FY02,	FY02,	as a	Growth
Brand	$	INR	%	$	INR	%	%

Reclide	2	85	2	2	87	2	(2)
Clamp	2	83	2	1	53	1	59
Gaity	2	81	2	0	22	1	274
Others	44	2,110	49	41	1,946	48	8

Total	91	4,303	100	84	3,993	100	8

Other Businesses

•	Revenues in the diagnostics, critical care & biotechnology segment remain unchanged at Rs 428 million.

•	Revenues in the Custom Chemical Services declined to Rs 69 million from Rs 175 million in FY02.

Income Statement Highlights

•	Gross Margins on total revenues at 57% driven by improved business mix. This compares with gross margins of 59% in FY02 driven by fluoxetine one-time marketing exclusivity revenues.

•	R&D expenditure increased by 85% to Rs 1.4 billion from Rs 742 million in FY02. As a %, R&D expenditure is at 7.6% of total revenues as against 4.5% in FY02. The full year R&D spend is in line with our earlier guidance of 8% of total revenues. The increase in R&D expenditure is primarily on account of higher number of bio-studies in Generics, higher development activity in APIs and CCS.

•	Selling, General & Administration (SG&A) expenses increased by Rs 1.3 billion to Rs 5 billion. As a %, SG&A expenses is at 28% of total revenues as against 22% in FY02. This increase is primarily on account of increase in legal & professional charges, increase in manpower cost and increase in marketing expenses.

•	During the year, the Indian Rupee, the functional currency of the Company, strengthened against the US Dollar resulting in a foreign exchange loss of Rs 70 million compared with a foreign exchange gain of Rs 209 million in FY02.

•	Other income (net) increased to Rs 683 million from Rs 154 million in FY02. This increase is primarily on account of the increase in interest income on fixed deposit by Rs 239 million.

•	Depreciation for the year is at Rs 598 million as against Rs 459 million for FY02.

•	Net income at Rs 3.5 billion (20% of total revenues) as against Rs 4.9 billion (30% of total revenues) in FY02. This translates to a diluted EPS of Rs 46.16 as against Rs 64.62 in FY02.

•	During the year, the company made the following major investments –

• Rs 592 million in Aurigene Discovery Technologies, bringing the total investments to Rs 703 million,

• Rs 567 million for the acquisition of BMS and it’s subsidiary Meridian in the UK.

•	During the year, the Company incurred a normal capital expenditure of Rs 1.5 billion.

•	As at March 31, 2003, the cash and cash equivalents were at Rs 7.3 billion or $ 153 million. On the Receivables front, there has been an improvement in the number of days of sales outstanding to 73 days from 84 as at the end of March 2002.

•	Inventory Turnover in days of revenues increased to 56 days from 48 as at the end of March 2002.

All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 47.53
Q4 FY03 Financial Snapshot

	Q4 FY03			Q4 FY02

	($)	(Rs.)%		($)	(Rs.)%		Growth %

Net Product Revenues	90	4,262	100	81	3,841	98	11
Services	0	0	0	2	89	2	(100)
Total Revenues	90	4,262	100	83	3,930	100	8
Cost of revenues	33	1,557	37	35	1,668	42	(7)
Gross profit	57	2,705	63	48	2,262	58	20
Selling, General & Administrative Expenses	33	1,566	37	21	990	25	58
R&D Expenses	10	485	11	6	284	7	71
Amortization Expenses	2	94	2	3	155	4	(39)
Total operating expenses	45	2,145	50	30	1,429	36	50
Operating income	12	560	13	18	833	22	(33)
Equity in loss of affiliates	0	10	0	0	15	0	(33)
Other expenses/(income) net	(4)	(176)	(4)	(3)	(123)	(3)	43
Income before income taxes and minority interest	15	726	17	20	941	25	(23)
Income tax (benefit)/expense	1	48	1	(2)	(99)	(2)	NA
Minority interest	0	3	0	0	0	0	—
Net income	14	675	16	22	1,040	26	(35)
Exchange rate		47.53			47.53

Revenue Mix by Geography				Figures in millions)

		Q4			Q4
	Q4	FY03,		Q4	FY02,		Growth
	FY03, $	INR	as a %	FY02, $	INR	as a %	%

India	28	1,316	31	31	1,453	37	(9)
North America	27	1,291	30	28	1,330	34	(3)
Europe	10	458	11	9	419	11	9
Russia	9	447	10	7	322	8	39
Others	16	750	18	8	406	10	85

TOTAL	90	4,262	100	83	3,930	100	8

{Revenue Mix by Geography				(Figures in millions)

		Q4			Q4
	Q4	FY03,		Q4	FY02,		Growth
	FY03, $	INR	as a %	FY02, $	INR	as a %	%

APIs	29	1,375	32	25	1,187	30	16
India	7	333	24	7	319	27	4
International	22	1,042	76	18	868	73	20
Branded Formulations	33	1,555	36	32	1,503	38	3
India	19	878	56	22	1,019	68	(14)
International	14	677	44	10	484	32	40
Generics	25	1,196	28	21	994	25	20
Emerging Business	2	90	3	2	116	3	(23)
Others	1	46	1	3	130	4	(64)

Total	90	4,262	100	83	3,930	100	8

Q4 FY03 - Business Highlights

•	Revenues at Rs 4.3 billion as against Rs 3.9 billion in Q4 FY02. YoY growth of 8%.

•	Fluoxetine capsules 40mg revenues at Rs 434 million as against Rs 790 million in Q4 FY02, which included one-time marketing exclusivity revenues. Adjusting for fluoxetine in both the quarters, growth in overall revenues at 22% over Q4 FY02.

•	Revenues outside India at Rs 2.9 billion as against Rs 2.5 billion in Q4 FY02. YoY growth of 19%, contributes 69% to total revenues as against 63% in Q4 FY02.

•	Revenues in North America were at Rs 1.3 billion, a marginal decline of 3% over Q4 FY02. Growth in APIs by 29% and contribution from generic Tizanidine, launched in July 2002 offset the decline in revenues from fluoxetine over Q4 FY02.

•	In Generics, Tizanidine tablets 2 & 4 mg, sustained its market share, contributing Rs 218 million to the revenues in North America. In the UK market, Omeprazole capsules continued to perform well, contributing Rs 179 million to the revenues.

•	In Branded Formulations, revenues outside India were at Rs 677 million, an increase of 40% over FY02. The growth was primarily driven by the performance of the CIS markets. Revenues in Russia grew by 37% to Rs 441 million.

•	In Branded Formulations, revenues in India were at Rs 878 million, a decline of 14% over Q4 FY02. During the quarter, the growth was impacted on account of lower off take by the trade due to the uncertainty over implementation of Value Added Tax system announced by the Government of India in the month of March.

•	R&D spend at Rs 485 million or 11% of total revenues was exceptionally high primarily on account of bunching up of bio-study expenses.

•	SG&A expenses were at Rs 1,566 million or 37% of total revenues. On a sequential basis, the expenses were higher on account of year-end employee cost related provision of Rs 102 million and increase in legal and consultancy expenses of Rs 67 million.

For further queries, please contact the IR team at:

US/Europe	Asia Pacific
Artie Rokkam	Nikhil Shah
Mail: artie@drreddys.com	Mail: nikhilshah@drreddys.com
Ph: +1-201-760-2880 X 211	Ph: +91-40-55511532

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: June 9, 2003	By:	/s/ Santosh Kumar Nair

(Signature)*
Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.